Leslie K. Klenk
Bernstein Shur
100 Middle Street
P.O. Box 9729
Portland, Maine 04104-5029   December 29, 2010

      RE: Huntington Strategy Shares
              File Nos.: 333-170750; 811-22497

Dear Ms. Klenk:

On November 22, 2010, Huntington Strategy Shares ("Trust") filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to register shares in three separate actively managed exchange-traded funds (each a "Fund"). The Funds are the Rotating Strategy Fund, the EcoLogical Strategy Fund, and the Equity Protection Strategy Fund. We have the following comments on the registration statement.

Prospectus

      General

1.   Please confirm to the staff in your response letter that the Trust has filed an exemptive application to operate as an exchange-traded fund ("ETF"). In addition, confirm that the disclosure in the registration statement is consistent with the Trust's exemptive application. Specifically, confirm that the application fully discusses the non-index management strategies.

2.   In your response, inform us of any planned transfer of assets from the existing fund. Depending on your response, we may have additional comments.

3.   Please delete the two paragraphs above the disclaimers. Form N-1A
        only permits a brief (*i.e.*, one sentence) statement on the cover page.
        See Item 1, Instruction.

        Huntington Rotating Strategy Fund

4.   Fee Table—Please delete Footnote1 from "Shareholder Fees". Delete
        the words "are projected as the Fund has yet to commence operations
        and" from Footnote 3. In your response, please confirm that the fee
        waiver will remain in effect for at least one year. Please change the
        line item "Total Annual Operating Expenses" to "Total Annual Fund
        Operating Expenses". Please revise the line item "Net Annual Fund
        Operating Expenses" to "Total Annual Fund Operating Expenses after
        Expense Reduction/Reimbursement". These comments apply to the
        other two Funds' fee table disclosures.

5.   Example—Please confirm that the waiver is reflected only for the
        period it is expected to be in effect.

        Principal Investment Strategy

6.   Define "market sector" and explain the meaning of "rotating strategy."

        Principal Investment Risks

7.   Why does the first paragraph include a disclaimer about FDIC
        insurance when it does not appear that the Funds are sold through a
        bank?

8.   Geographic risk is identified as a principal risk. Please provide
        corresponding disclosure under Principal Investment Strategy.

9.   In "Sector Risk/Geographic Risk the reference to "bond markets" is the
        first reference to fixed income investing. Please add appropriate
        disclosure under Principal Investment Strategy.

        Investment Advisor and Portfolio Manager

10.   Please conform the spelling of "adviser/advisor" in the registration
        statement. Also, please revise the disclosure to state that the Vice
        President of the Advisor "has served as the Fund's portfolio manager
        since the Fund's inception in 2011"

Huntington EcoLogical Strategy Fund

11. This Fund's name requires that it invest at least 80 percent of its assets in the securities of ecologically-focused companies. In addition, the definition of appropriate companies should be revised to provide a more meaningful test for inclusion in the universe of companies appropriate for investment. For example, the Fund might establish a revenue test (50% of total revenues derived from environmental technologies) and/or a test based on a ratio of capital invested.

   <u>Principal Investment Strategy</u>

12. The disclosure states that the Fund's strategy of investing in companies with an environmental focus may result in the Fund's investing greater than 25% of its net assets in one or more market sectors. Define "market sector" and, in your response, confirm that the Fund will not concentrate its investments in any one industry.

   <u>Principal Investment Risks</u>

13. "Growth Investing" is identified as a principal risk. Please add appropriate disclosure under Principal Investment Strategy.

Huntington Equity Protection Strategy Fund

14. The term "Equity Protection" implies a guarantee or insurance protection against losses. In your response, explain how the put options provide "equity protection." Depending on your response, we may have additional comments.

   <u>Principal Investment Strategy</u>

15. The disclosure should state that the Fund invests at least 80 percent of its assets in equity securities. Describe the types of equity securities in which the Fund will invest.

   <u>Principal Investment Risks</u>

16. Derivative Contracts Risk— (i)Disclose whether the derivative instruments may be used for speculation as well as for hedging. *See* Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"); (ii) set forth the principal derivatives strategies in which the Fund may engage. *See* Derivatives Letter; (iii) please specify all types of derivatives in which the Fund may invest and equate the specific risks associated with each type of derivative. In addition, describe the extent of derivatives exposure of the Fund.

More About the Huntington Strategy Shares

17.   Sub-Advisor—Disclose whether the sub-advisor's clients include any other investment companies. In this section identify the entity that pays the Funds' sub-advisory fee and include the amount to be paid the sub-adviser.

Dividends and Distributions

18.   Disclose the tax consequences, including the potential generation of short-term capital gains, of an actively managed ETF.

****

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your transmittal letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the accuracy and adequacy of the disclosure in the filing;
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel
Office of Disclosure and Review